                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*


                                   SQA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE

------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   784637100
                  --------------------------------------------
                                 (CUSIP Number)

    PAUL D. LEVY, RATIONAL SOFTWARE CORPORATION, 2800 SAN TOMAS EXPRESSWAY,
                      SANTA CLARA, CA 95051  (408)496-3600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               NOVEMBER 12, 1996
              ----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [] .

Check the following box if a fee is being paid with the statement [] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------                                        --------------------
CUSIP No. 784637100                                          PAGE 2 OF 11 PAGES
--------------------                                        --------------------

------------------------------------------------------------------------------------------------------------------------------------


1                            NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                             RATIONAL SOFTWARE CORPORATION
                             54-1217099
------------------------------------------------------------------------------------------------------------------------------------

2                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) []
                             (B).
------------------------------------------------------------------------------------------------------------------------------------

3                            SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

4                            SOURCE OF FUNDS*

                             OO
------------------------------------------------------------------------------------------------------------------------------------

5                            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

------------------------------------------------------------------------------------------------------------------------------------

6                            CITIZENSHIP OR PLACE OF ORGANIZATION

                             STATE OF DELAWARE
------------------------------------------------------------------------------------------------------------------------------------

NUMBER OF                     7  SOLE VOTING POWER
SHARES                           1,213,296 (acquisition of such shares is conditioned upon the occurrence of certain events
BENEFICIALLY                     specified in that certain Stock Option Agreement dated November 12, 1996 and filed as Exhibit 3 to
OWNED BY                         this Schedule 13D
EACH
REPORTING
PERSON
WITH


------------------------------------------------------------------------------------------------------------------------------------

                              8  SHARED VOTING POWER
                                 -0-
------------------------------------------------------------------------------------------------------------------------------------

                              9  SOLE DISPOSITIVE POWER
                                 1,213,296 (acquisition of such shares is conditioned upon the occurrence of certain events specified in that certain Stock Option Agreement dated November 12, 1996 and filed as Exhibit 3 to this Schedule 13D)
------------------------------------------------------------------------------------------------------------------------------------

                             10  SHARED DISPOSITIVE POWER
                                 -0-
------------------------------------------------------------------------------------------------------------------------------------

11                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,213,296
------------------------------------------------------------------------------------------------------------------------------------

12                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------------------------------------------------------------

13                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             12.7%
------------------------------------------------------------------------------------------------------------------------------------

14                           TYPE OF REPORTING PERSON*
                             CO
------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

--------------------                                        --------------------
CUSIP No. 784637100                                          PAGE 3 OF 11 PAGES
--------------------                                        --------------------


     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Rational Software Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"),
                                                                          ---
or for any other purpose, and such beneficial ownership is expressly disclaimed.


ITEM 1.  SECURITY AND ISSUER.


     This statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Issuer Common Stock"), of SQA, Inc., a Delaware corporation
            -------------------
("Issuer").  The principal executive offices of Issuer are located at One
  ------
Burlington Woods, Burlington, Massachusetts 01803.


ITEM 2.  IDENTITY AND BACKGROUND.

     The name of the person filing this statement is Rational Software Corporation, a Delaware corporation ("Rational"). The address of the principal office and--------principal business of Rational is 2800 San Tomas Expressway, Santa Clara California 95051-0951. Rational develops, markets and supports a comprehensive solution for the component-based development of software systems. Set forth in Schedule A is a list of each of Rational's directors and executive officers, as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than Rational in which such employment is conducted. During the past five years neither Rational nor, to Rational's knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the past five years neither Rational nor, to Rational's knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to an Agreement and Plan of Reorganization dated November 12, 1996 (the "Merger Agreement") among Rational, Sunshine Acquisition Corp., a Delaware
      ----------------
corporation and a wholly-owned subsidiary of Rational ("Merger Sub") and Issuer,
                                                        ----------
and subject to the conditions set forth therein (including approval by stockholders of Issuer and Rational), Merger Sub will be merged with and into Issuer (the "Merger"), with each share of Issuer Common Stock being converted
             ------
into the right to receive 0.86 shares of Rational common stock, $0.01 par value per share ("Rational Common Stock"). The foregoing summary of the Merger is
            ---------------------
qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

     This statement on Schedule 13D also relates to an option granted by Issuer to Rational to purchase shares of Common Stock from Issuer and certain other matters as described in Item 4 below.


ITEM 4.        PURPOSE OF TRANSACTION.

     As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Rational, with and into Issuer in a statutory merger pursuant to the Delaware General Corporation Law ("Delaware Law"). At the effective time of the Merger (the "Effective Time"), the separate existence of

                                 SCHEDULE 13D

--------------------                                        --------------------
CUSIP No. 784637100                                          PAGE 4 OF 10 PAGES
--------------------                                        --------------------


Merger Sub will cease and Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of Rational ("Surviving Corporation"). The initial
                                           --------- -----------
directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, and the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time. The Certificate of Incorporation of SQA as in effect immediately prior to the Merger shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the Delaware Law and such Certificate of Incorporation; provided, however, at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "SQA Holdings, Inc." The Bylaws of Merger Sub as in effect immediately prior to the Merger shall be the Bylaws of the Surviving Corporation until thereafter amended.

     In connection with the Merger, holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them,
0.86 shares of Rational Common Stock. In addition, Rational will assume all options outstanding under the Issuer's 1990 Incentive and Nonqualified Stock Option Plan, 1995 Stock Plan, and 1995 Non-Employee Director Stock Option Plan, and will assume all purchase rights outstanding under the Issuer's 1995 Employee Stock Purchase Plan. If the Merger is consummated, the Issuer Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

     The Merger Agreement contains customary representations and warranties on the part of Rational and Issuer, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Rational and Issuer and no event with a material adverse effect with respect to either party. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice.

     After the occurrence of a Trigger Event or a Takeover Proposal (as defined below), if the Merger Agreement is terminated because (i) the SQA board changes its recommendation that SQA stockholders approve the Merger, (ii) SQA fails to hold a special meeting of its stockholders, or (iii) SQA fails to obtain stockholder approval of the Merger, then SQA must pay Rational a $6 million break-up fee (the "SQA Break-Up Fee").
                   ----------------

In addition, in the event of (x) the payment of the SQA Break-Up Fee, or (y) in the absence of payment of the SQA Break-Up Fee, the Merger Agreement is terminated because of (i) a change in the Board of Directors' recommendation that SQA stockholders approve the Merger, (ii) SQA's failure to hold a special meeting of its stockholders, (iii) SQA's failure to obtain the approval of the SQA stockholders, (iv) SQA's breach of its representations and warranties in the Merger Agreement, or (v) the occurrence of a Trigger Event or Takeover Proposal within 180 days of SQA's termination of the Merger Agreement, then SQA must reimburse Rational up to $1 million in expenses incurred in connection with the Merger Agreement and transactions contemplated thereby.

     If (i) the Rational board changes its recommendation that Rational stockholders approve the Merger, (ii) Rational fails to hold a special meeting of Rational stockholders, or (iii) Rational fails to obtain stockholder approval of the Merger, then Rational must pay to SQA a break-up fee of $20 million (the "Rational Break-Up Fee"). In addition, upon the payment of the Rational Break-
 ---------------------
Up Fee or if Rational breaches its representations and warranties in the Merger Agreement, then Rational must reimburse SQA up to $1 million in expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby.

     As used herein, a "Trigger Event" shall occur if any Person (other than a
                     -------------
person disclosing its beneficial ownership of shares of SQA's Common Stock on
Schedule 13G under the Exchange Act) acquires securities representing 20% or more, or commences a tender or exchange offer following the successful consummation of which the offeror and its affiliate would beneficially own securities representing 20% or more, of the voting power of SQA.

                                 SCHEDULE 13D

--------------------                                        --------------------
CUSIP No. 784637100                                          PAGE 5 OF 11 PAGES
--------------------                                        --------------------



     As used herein, "Takeover Proposal" means any offer or proposal for, or any
                      -----------------
indication of interest in, a merger or other business combination involving SQA or the acquisition of 20% or more of the outstanding shares of capital stock of SQA, or the sale or transfer of any material assets (excluding the sale or disposition of assets in the ordinary course of business) of SQA, other than,
(i) the transactions contemplated by the Agreement and (ii) transactions by persons disclosing their beneficial ownership of shares of SQA's Common Stock on
Schedule 13G under the Exchange Act.

     The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
Schedule 13D and incorporated herein in its entirety by reference.

     As an inducement to Rational to enter into the Merger Agreement, certain of SQA's stockholders (the "SQA Stockholders") have each entered into a
                         ----------------
Participation Agreement dated as of November 12, 1996 (the "Voting Agreement")
                                                            ----------------
with Rational. Pursuant to the Voting Agreement, the stockholders have agreed to vote the shares of Issuer Common Stock owned by them (i) in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger. The stockholders have also agreed if requested by Rational to execute and deliver to Rational an irrevocable proxy granting Rational the authority to vote the shares of Issuer Common Stock owned by the stockholders in the manner described in the previous sentence. The Voting Agreement terminates upon the earlier to occur of the Effective Time or the termination of the Merger Agreement. Each SQA Stockholder and the number of outstanding shares of Issuer Common Stock held of record by each SQA Stockholder is set forth in Schedule B hereto which is hereby incorporated by this reference. Rational did not pay any additional consideration to any stockholder in connection with the execution and delivery of the Voting Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to a copy of the form of Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

     Also as an inducement to Rational to enter into the Merger Agreement, Rational and Issuer entered into a Stock Option Agreement dated November 12, 1996 ("Stock Option Agreement") pursuant to which Issuer granted Rational the
       ----------------------
right (the "Option"), under certain conditions, to purchase up to 1,213,296
            ------
shares of Issuer Common Stock at a price of $35.26 per share. In the event Rational exercises the option, Rational will determine the source of funds to be used in payment for the SQA Common Stock.

     Subject to certain conditions, the Stock Option may be exercised in whole but not in part by Rational, at any time, (i) upon the occurrence of any of the events giving rise to the obligation of SQA to pay the SQA Break-Up Fee (as defined above), or (ii) if the SQA board changes its recommendation that SQA stockholders approve the Merger, if, in such event, (x) prior to such event, there shall have been a Trigger Event or Takeover Proposal (as those terms are defined above) or (y) within 180 days after such event, there shall be a Trigger Event or a Takeover Proposal (any of such events described in clause (i) or (ii) being referred to herein as an "Exercise Event"). The Stock Option terminates upon the earliest of (i) the Effective Time, (ii) 180 days following the termination of the Agreement, if an Exercise Event shall have occurred on or prior to the date of such termination (or, if later, ten days following the event described in clause (ii)(y) above), and (iii) the date on which the Merger Agreement is terminated if an Exercise Event shall not have occurred on or prior to such date; provided, however, with respect to the preceding clause (ii) of this sentence, that if, at the expiration of the period specified therein, the Stock Option cannot be exercised by reason of any applicable judgment, decree, order, laws or regulation, or because the waiting period related to the issuance of the shares subject to the Stock Option under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), if applicable, shall not have expired or been terminated, then the Stock Option shall not terminate until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal. Notwithstanding the

                                 SCHEDULE 13D

--------------------                                        --------------------
CUSIP No. 784637100                                          PAGE 6 OF 11 PAGES
--------------------                                        --------------------


foregoing, the Stock Option may not be exercised if Rational is in breach of any of its covenants or agreements contained in the Agreement, or more than one year after the Exercise Event.

     The foregoing summary of the Stock Option Agreement is qualified in its entirety by reference to the form of Stock Option Agreement included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

     Also in connection with the Merger Agreement, certain stockholders of Rational (each an "Affiliate") have each entered into an affiliate agreement
                   ---------
with Rational (collectively, the "Affiliate Agreements") pursuant to which each
                                  --------------------
Affiliate has agreed to not sell, exchange, transfer, pledge, dispose or otherwise reduce such Affiliate's interest in or risk relative to any shares of Rational Common Stock or other equity securities of Rational owned by such Affiliate during the period commencing November 12, 1996 and ending at such time as financial results covering at least 30 days of combined operations of Rational and Issuer have been published by Rational, such publication to be in the form of a quarterly earnings report, an effective registration statement filed with the Securities and Exchange Commission (the "Commission"), a report
                                                        ----------
to the Commission on Form 10-K, 10-Q or 8-K or any other public filing or announcement which includes the combined results of operations of Rational and Issuer, so as not to interfere with Rational accounting for the Merger as a pooling of interests. The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the copy of a form of the Affiliate Agreement included as Exhibit 4 to this Schedule 13D and incorporated herein in its entirety by reference.

     Also in connection with the Merger Agreement, the SQA Stockholders have each entered into an affiliate agreement with Rational. The substance of these agreements is substantially similar to the substance Affiliate Agreements, except that each SQA Stockholder has also agreed that any sale, transfer or other disposition of Issuer Common Stock by such SQA Stockholder will be made in accordance with Rule 145 promulgated by the Commission under the Securities Act of 1933, as amended, and has made certain representations pertaining to continuity of interest with respect to the shares held by such SQA Stockholder. A copy of a form of this agreement is included as Exhibit 5 to this Schedule 13D and incorporated herein in its entirety by reference.

ITEM 5.        INTEREST IN SECURITIES OF ISSUER.

     As a result of and subject to the Voting Agreement, Rational has shared power with the SQA Stockholders to vote an aggregate of 1,545,460 shares of Issuer Common Stock (including an aggregate of 138,532 shares subject to options purchasable by the SQA Stockholder within 60 days hereof) for the limited purposes described in Item 4 above, and such shares constitute approximately 16.2% of the issued and outstanding shares of Issuer Common Stock as of November 12, 1996. To the extent that Rational, as permitted by the Voting Agreement, requests proxies to vote all of the shares of Issuer Common Stock subject to the Voting Agreement and such proxies are granted pursuant to the Voting Agreement, Rational will have sole power to vote such shares. If pursuant to the Stock Option Agreement the Option becomes exercisable, Rational would have the right to acquire up to 1,213,296 shares of Issuer Common Stock. If such shares are acquired, Rational would have sole voting and dispositive power over such shares, and such shares would constitute approximately 12.7% of the issued and outstanding shares of Issuer Common Stock as of November 12, 1996. The SQA Stockholders are not parties to the Option Agreement and do not have any rights to acquire Issuer Common Stock thereunder. As a result of the Voting Agreement and if the Option is exercised, Rational may be deemed to beneficially own an aggregate of 2,758,756 shares of Issuer Common Stock (including an aggregate of 138,532 shares subject to options purchasable by the SQA Stockholders within 60 days hereof) or 28.9% of the issued and outstanding shares of Issuer Common Stock as of November 12, 1996.

                                 SCHEDULE 13D

--------------------                                        --------------------
CUSIP No. 784637100                                          PAGE 7 OF 10 PAGES
--------------------                                        --------------------


     To Rational's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A. In addition, Rational has not affected any transaction in Issuer Common Stock during the past 60 days and to Rational's knowledge, none of the person named in Schedule A has affected any transaction in Issuer Common Stock during the past 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

     Other than as described herein, to Rational's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division or profits or loss, or the giving or withholding or proxies.


ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits:

     1. Form of Agreement and Plan or Reorganization dated November 12, 1996 by and among Rational Software Corporation, a Delaware corporation, Sunshine Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Rational Software Corporation, and SQA, Inc., a Delaware corporation.

     2. Form of Participation Agreement dated November 12, 1996 by and among Rational Software Corporation, a Delaware corporation, Sunshine Acquisition Corp., a Delaware corporation, and certain stockholders of SQA, Inc., a Delaware corporation.

     3. Form of Stock Option Agreement dated November 12, 1996 by and between SQA, Inc., a Delaware corporation and Rational Software Corporation, a Delaware corporation.

     4. Form of Affiliate Agreement dated November 12, 1996 by and among Rational Software Corporation, a Delaware corporation, and certain stockholders of Rational Software Corporation, a Delaware corporation.

     5. Form of Affiliate Agreement dated November 12, 1996 by and among Rational Software Corporation, a Delaware corporation, and certain stockholders of SQA, Inc., a Delaware corporation.

                                 SCHEDULE 13D

--------------------                                        --------------------
CUSIP No. 784637100                                          PAGE 8 OF 10 PAGES
--------------------                                        --------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996

                                   RATIONAL SOFTWARE CORPORATION


                                   By: /s/  Paul D. Levy
                                     -------------------

                                   Title:   Chairman of the Board and Chief
                                   Executive Officer

                                 SCHEDULE 13D

--------------------------                           ---------------------------
 CUSIP NO. 784637100                                  PAGE 9 OF 10 PAGES
--------------------------                           ---------------------------
                                  SCHEDULE A

       DIRECTORS AND EXECUTIVE OFFICERS OF RATIONAL SOFTWARE CORPORATION

Name                       Present Principal Occupation, Including Name of Employer     Citizenship
---------------------    -----------------------------------------------------------    -----------
Paul D. Levy             Chairman of the Board of Directors and Chief Executive         U.S.
                              Officer of Rational

Michael T. Devlin        President and Director of Rational                             U.S.

Robert T. Bond           Senior Vice President, Finance, Chief Financial Officer,       U.S.
                              Chief Operating Officer, and Secretary of Rational

David H. Bernstein       Senior Vice President and General Manager, Products            U.S.
                              of Rational

John R. Lovitt           Senior Vice President North American Field Operations          U.S.
                              of Rational

Stephen F. Zeigler       Senior Vice President and General Manager, UNIX                U.S.
                              Application Construction Products of Rational

Timothy A. Brennan       Vice President, Finance and Administration of Rational         U.S.

Kevin J. Haar            Vice President, Major Accounts, North American Field           U.S.
                              Operations of Rational

Ivar Jacobson            Vice President, Business Engineering of Rational               SWEDEN

Joseph N. Marasco        Vice President and General Manager, Windows Application        U.S.
                              Construction Products of Rational

Gregory L. Meyers        Vice President and General Manager, Object Modeling            U.S.
                              Products of Rational

Richard P. Reitman       Vice President, Process and Project Management Products        U.S.
                              of Rational

Gerard J. Rudisin        Vice President, Corporate Marketing of Rational                U.S.

James S. Campbell        Director of Rational and Managing Director of Management       U.S.
                              Partners International Corporation

Daniel H. Case III       Director of Rational and President and Chief Executive         U.S.
                              Officer of Hambrecht & Quist Group

Leslie G. Denend         Director of Rational and President and Chief Executive         U.S.
                              Officer of Network General Corporation

John E. Montague         Director of Rational and Vice President, Financial Strategies  U.S.
                              at Lockheed Martin Corporation

Allison R. Schleicher    Director of Rational and Vice President, Finance of            U.S.
                              IBM Credit Corporation

                                 SCHEDULE 13D

---------------------------                           --------------------------
 CUSIP NO. 784637100                                   PAGE 10 OF 11 PAGES
---------------------------                           --------------------------

                                  SCHEDULE B

                                                                Issuer Common Stock Held of
            Stockholder                                          Record as of June 1, 1996
--------------------------------------                      --------------------------------
Highland Capital Partners II                                     628,180
Limited Partnership or its Managing
 General Partner, Highland Management
 Partners II Limited Partnership

Aegis Select Limited Partnership                                 109,290
 & Aegis II Limited Partnership

North Bridge Venture Partners or its                             506,363
 Managing General Partner, North
 Bridge Venture Management, L.P.

Edward T. Anderson                                                43,547

Ted R. Dintersmith                                                14,642

Paul A. Maeder                                                    73,832

Thomas I. Csathy                                                   1,000

Ronald H. Nordin                                                 123,247  (includes right
                                                                          to acquire 95,217)

Frederick J. Ciaramaglia                                          14,070  (includes right
                                                                          to acquire 12,320)

William T. Dedrick                                                 2,640  (includes right
                                                                          to acquire 2,640)

Roger A. Hodskins                                                  4,519  (includes right
                                                                          to acquire 4,225)

Eric L. Schurr                                                     4,130  (includes right
                                                                          to acquire 4,130)

David J. Orfao                                                    20,000  (includes right
                                                                          to acquire 20,000)
                                                               ---------
        TOTAL:                                                 1,545,460
                                                               =========